Filed by SunAmerica Series Trust (SEC File Nos.: 333-297804 and 033-52742; 811-07238)

and Seasons Series Trust (SEC File Nos.: 333-297807 and 333-08653; 811-07725)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Guardian Variable Products Trust

Subject Company SEC File Numbers: 333-210205 and 811-23148

Please vote your proxy now! Matters concerning your Guardian Variable Products Trust investment are up for a vote. Dear Valued Shareholder, You are receiving this letter as we have yet to receive your proxy voting instructions for your fund’s upcoming shareholder meeting. Join your fellow shareholders and vote now using any of the methods listed here. Make your voice heard! Vote today so we can avoid adjournment of your fund’s special shareholder meeting scheduled on November 13, 2026. If you have questions or need assistance, call 1-877-660-4778 and a proxy specialist will be happy to assist you. We appreciate your investment and thank you for voting. Go to www.proxyvote.com Without a proxy card Call 1-877-660-4778 (Weekdays 9am to 10pm ET) With a Vote Instruction Card Access the automated system using a touch-tone phone Call the number located on your ballot We offer four easy ways to vote Scan the QR code on the enclosed proxy card Mark, sign and date the enclosed ballot and mail in the envelope provided Guardian2026 Your unique control number can be found on the enclosed ballot in the box marked with an arrow.